DEXIA
Group

The Secretary-General

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

May 31, 2006

***Attention**: Special Counsel/Office of International Corporate Finance*

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

Dear Sir or Madam

We send you enclosed the English version of the press releases of May 31, 2006.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

Olivier Van Herstraeten
Secretary General
Dexia S.A.

dw 6/14

PRESS RELEASE

Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 222 49 95 - F. : 02 222 90 90 - pressdexia@dexia.be
Account No. 068-2113620-17 - RPM Brussels VAT BE 0458.548.296

Paris, Brussels, May 31st, 2006

5 p

Dexia acquires a controlling interest in DenizBank and intends to undertake a capital increase of around EUR 1 billion to finance part of the acquisition

- Dexia has signed last night a share purchase agreement with a view to acquiring from Zorlu Holding a 75 % stake in DenizBank Financial Services Group, for a total consideration of USD 2.44 billion (subject to price adjustment related to the disposal of a stake in Zorlu Energy). At the agreed unadjusted purchase price, the transaction values 100% of DenizBank at USD 3.25 billion (i.e. TRY 5.04 billion, or EUR 2.52 billion). The closing of the acquisition is subject to the satisfaction of some conditions precedent.

- In compliance with Turkish law, Dexia intends to launch a mandatory tender offer for the remaining ordinary shares held by the minority shareholders (25%), and listed on the Istanbul Stock Exchange. This offer will be launched after having obtained the regulatory approvals required, at an adjusted price per share equivalent to that offered, in TRY, to the majority shareholder.

- The financing of the acquisition will be realized, among other, through a capital increase of around EUR 1 billion. Dexia's Board of Directors will decide in the coming weeks about the conditions of such capital increase.

- Based on analysts' consensus for DenizBank's and Dexia's earnings, and in view of the financing considered, the transaction is expected to be accretive to earnings per share as from 2006 (on a pro forma basis).

- Pursuant to the acquisition and its financing, Dexia's core Tier 1 ratio is expected to be in excess of 8.5%.

- Following discussions with rating agencies, Dexia does not expect any change in its current AA/Aa2 credit ratings, pursuant to the transaction and financing thereof.

- The transaction has been approved by Dexia's Board of Directors and is expected to be finalized during the fourth quarter of 2006, once all regulatory approvals and conditions precedent have been cleared.

Commenting on the transaction, Axel Miller, Dexia's Chief Executive Officer, stated:

"The acquisition of a majority stake in DenizBank will provide Dexia with a unique opportunity to become an important player in the Turkish market. It will allow us to act in one of the fastest growing retail banking markets, and in addition, it will give us the best possible base to establish and develop our Public/project finance franchise in a very promising environment." Axel Miller added: "This agreement is a milestone for Dexia. Turkey is a country we have been considering for expansion for several years. With DenizBank, we have found the best possible match with respect to our ambitions in all of our businesses. We have no doubt that value will come out of this project very quickly."

Hakan Ates, DenizBank's Chief Executive Officer said:

"The management team of DenizBank is very happy to become part of the Dexia Group, which is one of the largest European financial institutions with very strong financial strength. Such partnership between our two institutions will allow us to pursue our strong growth thus paving the way to contribute more to the promising Turkish public finance, asset management and private banking in this transition phase to EU accession. We have a common vision, shared values and are very confident that this will be a successful collaboration."

1. Rationale of the transaction

The acquisition of a majority stake in DenizBank Financial Services Group is attractive for Dexia, strategically and financially.

A strategic fit

Since its creation in 1996, Dexia has conducted a very energetic development: it has expanded its Public/project finance worldwide, it has become the recognised world leader in that area, and finally, following the successful acquisition and integration of Artesia, it has become one of the principal universal banks in Belgium and Luxembourg.

Dexia seeks to continue expanding its business where opportunities exist, both in the field of universal banking and in the area of Public/project finance.

Turkey represents for Dexia a very unique case of a country where the growth prospects in universal banking are strong in the near term, and where the needs for essential infrastructures open promising horizons in the area of Public/project Finance. Its population of over 70 million inhabitants today is expected to grow beyond 82 million in the next decade, and the GDP/capita in USdollar terms is likely to grow at more than 4% p.a. All this is bound to raise significantly the currently low level of banking services to the individuals and small businesses, and also to create more and more needs for public infrastructures.

Such an environment has led Dexia to open discussions in Turkey, in particular with DenizBank and Zorlu Holding. The latter discussions have revealed a strong sharing of vision, and have evidenced the interest of having DenizBank become part of the Dexia Group, for more value creation. Beyond the obvious advantages of giving Dexia the best possible entry point to get established in the field of Public/project finance, the universal banking business will be the first one to benefit from this combination. DenizBank has indeed reached a stage of its development where the contribution of Dexia in the field of universal banking is both timely and beneficial. The nascent mortgage loan market is expected to develop fast, and Dexia will bring its know how there. The increasing well-being of the Turkish population will provide a sound basis of business development in many areas: consumer credit, insurance, asset management and private banking activities.

The acquisition of a majority stake in DenizBank thus represents a remarkable opportunity for Dexia in this fast growing and large banking market as it has both the scale (10th largest bank in Turkey) and the positioning (strong retail and commercial activities, existing project finance activities) Dexia is looking for. With approximately 1.4 million retail customers, strong niches in SME or corporate segments (in the health sector, agricultural, tourism, energy,...) the bank represents the best possible platform to develop Dexia's strategy in Turkey. The quality of DenizBank's management is witnessed by the impressive growth pattern recorded since the acquisition of the Bank by Zorlu Holding in 1997 (over 74% 1997-2005 CAGR in total assets). This was achieved whilst keeping a high discipline about asset quality (non-performing loan ratio of 2.1%, well below industry average of 4.2%; 116% coverage ratio). This dynamic and highly professional management environment will allow to implement rapidly several action plans in the fields of Retail banking, Asset management and Insurance, Private banking and Public/project finance.

A financially attractive opportunity

The acquisition of a majority stake in DenizBank will be made in financially sound conditions:

- DenizBank is an already highly profitable institution, with an ROE of 23.4% and a total capital ratio of 14.7% in 2005.
- There is an important scope for new development projects and synergies.
- The transaction is expected to be EPS accretive as from 2006 (in comparison to what the EPS would be in the absence of both this acquisition and share buy backs by Dexia).
- The implied Price/Earnings 2006e multiple is 16.7x (based on IBES consensus).
- The implied Price/Book 2006e multiple is 3.4x (based on IBES consensus).

2. Development projects / Synergies

Further to the acquisition, Dexia foresees several areas of development and synergies, leading to significant value creation:

- Further improve the efficiency of Retail banking activities, by introducing new sales techniques, product marketing and pricing strategies.
- Bring to DenizBank Dexia's expertise to capture with no delay the opportunities arising in the nascent mortgage market, following the introduction of the new legislation in Turkey.
- Develop a Public finance activity in Turkey and further improve existing Project finance activities, thanks to Dexia's world leader's expertise and wide range of products and services (origination and structuring, advisory and financing capacities, institutional asset management,...).
- Boost the nascent Private banking activities of DenizBank via a broader product offer, the development of wealth planning tools, and access to global banking services for wealthy individuals.
- Optimize Back and Middle Offices thanks to the implementation of Dexia's best practices.
- Lower the funding costs (DenizBank is currently rated BB/Ba2 by Fitch and Moody's).
- Benefit from Dexia's global purchasing power to improve purchasing and IT procurement.
- Co-ordinate balance-sheet management, by pooling knowledge and resources to manage interest rate, foreign exchange and liquidity exposures.

Dexia foresees that limited capital expenditure will be needed to implement these projects, realize these synergies and ensure a smooth integration of DenizBank, given the quality of the franchise, of the management and of the IT infrastructure in place.

3. Details on the transaction

Dexia has agreed to acquire a 75 % interest in DenizBank Financial Services Group from Zorlu Holding. This acquisition represents a total consideration of USD 2.44 billion (subject to price adjustment related to the disposal of a stake in Zorlu Energy), or EUR 1.89 billion.

Upon completion of all regulatory approvals, and in compliance with the regulations in Turkey, Dexia intends to launch a mandatory offer for the remaining 25% shares listed on the Istanbul stock exchange. Should this offer be totally subscribed, the total consideration, at current TRY exchange rates would be USD 3.25 billion (EUR 2.52 billion).

The funding of the acquisition by Dexia will be organized from three sources: i) the use of excess capital; ii) the proceeds of the sale of non strategic assets already announced, and part of the group's equity portfolios; and iii) the increase of share capital around EUR 1 billion. Dexia's Board of Directors will decide in the coming weeks about the conditions of this capital increase. Given its amount, the capital increase will not need a resolution of a general shareholders' meeting, as the extraordinary shareholders' meeting of May 10, 2006 authorized the Board of Directors to increase the capital of the company within a set limit. Pursuant to the transaction and its financing, Dexia intends to keep its core Tier 1 ratio in excess of 8.5%.

4. Timetable and required approvals

The transaction is expected to be finalized during the fourth quarter 2006, once all regulatory approvals have been obtained. The deal is subject to regulatory approvals in Turkey and elsewhere, where DenizBank has subsidiaries. Dexia expects to receive all the necessary approvals within the next 4 months. The acquisition is not expected to raise any antitrust issues.

The mandatory offer for the remaining 25% of the shares listed on the Istanbul Stock Exchange will also be subject to the Turkish Capital Market Board's approval.

All other internal approvals on Dexia's side have been obtained. The transaction is subject to the usual conditions precedent applicable in this kind of deals.

5. Communication

Dexia's management will hold a conference call for investors and analysts on Wednesday, May 31st, 2006 at 3:30 PM Brussels/Paris time to present the project to the investment community.